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Herewith JSE SENS announcements for January 2007.

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07021158

MS Viljoen
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FEB 21 2007
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31 January 2007

exxaro Resources Ltd

Roger Dyason Road Pretoria West 0183 | PO Box 9229 Pretoria 0001 South Africa | Tel +27 12 307 5000 Fax +27 12 323 3400 | www.exxaro.com

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Release Date: 2007/01/29 03:35:00 PM

EXX - Exxaro Resources Limited - Exxaro starts Inyanda Mine Construction

EXX
EXX - Exxaro Resources Limited - Exxaro starts Inyanda Mine Construction
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
EXXARO STARTS INYANDA MINE CONSTRUCTION
Diversified resources group Exxaro Resources Limited (Exxaro) has commenced the construction programme for its new Inyanda coal mine situated near Witbank in Mpumalanga province, with full production expected to be reached during 2008 as indicated in the Exxaro competent persons' report published as part of the company's listing documentation on 9 October 2006.
The Inyanda mine will produce 1Mtpa of A-grade thermal coal for the export market, via Richards Bay Coal Terminal (RBCT), and involves an estimated R245 million of start-up capital expenditure.
"We have now placed orders for civil work and plant construction and it is all systems go to get production underway and to capitalise on the buoyant global market for high quality thermal coal," said Ernst Venter, executive general manager of Exxaro's coal division.
Development of the Inyanda mine has been made possible by the granting of new order mining rights from the Department of Minerals and Energy, as well as the go-ahead of the Phase V expansion of RBCT, late in 2006.
Editor's Note:
Exxaro is a diversified resources group with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. The group's coal business has a capacity of 45Mtpa and is South Africa's fourth largest coal producer. Exxaro is the largest supplier of coal to Eskom for power generation and is the country's largest producer of metallurgical coals.
www.exxaro.com
29 January 2007
Enquiries:
Ernst Venter
Executive General Manager: Exxaro Coal
Tel: +27 (0) 12 307 4322
Mobile: +27 (0) 83 609 1313
Trevor Arran
Executive General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
Sponsor
JPMorgan Equities Limited
Date: 29/01/2007 15:35:01 Produced by the JSE SENS Department.

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Release Date: 2007/01/19 04:01:00 PM

EXX - Exxaro To Acquire Namakwa Sands And An Interest In Black Mountain

EXX
EXX - Exxaro To Acquire Namakwa Sands And An Interest In Black Mountain
News Release
Exxaro Resources Limited (Previously Kumba Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: EXX & ISIN: ZAE000084992)
("Exxaro" or "the company")
NEWS RELEASE
19 January 2007
EXXARO TO ACQUIRE NAMAKWA SANDS AND AN INTEREST IN BLACK MOUNTAIN

Diversified resources group Exxaro Resources Limited (Exxaro) has announced that pursuant to its empowerment transaction implemented recently, it has exercised the options to acquire the Namakwa Sands mineral sands operation and a 26% interest in a company to be formed to hold the Black Mountain zinc and lead mine and the Gamsberg zinc project.

The Namakwa Sands operation and the Black Mountain/Gamsberg interest will be acquired from Anglo Operations Limited, a wholly-owned subsidiary of Anglo American plc for a cash consideration of R2 015 million and R180 million respectively, both which are subject to certain adjustments as fully explained in the revised listing particulars of Exxaro dated 9 October 2006.

"These acquisitions will position Exxaro strategically as one of the world's largest suppliers of titanium dioxide feedstock and zircon and in addition, will strengthen its leading position in the South African zinc market," said Dr Con Fauconnier, Exxaro's chief executive officer.

"Namakwa Sands is a world-class mineral sands operation with a highly trained and skilled workforce which we value greatly," he added.

Exxaro already enjoys a prominent position in the mineral sands business, with mining and smelter operations in KwaZulu-Natal and a 50% ownership in the Tiwest Joint Venture, a fully integrated mineral sands and pigment producer in Western Australia.

Exxaro currently owns the only zinc metal refinery in South Africa with a controlling interest in the Rosh Pinah zinc mine in Namibia.

Namakwa Sands' major assets consist of a mineral sands mine at Brand-se-Baai and a mineral separation plant and smelter, all situated on the west coast of the Western Cape.

The Black Mountain operation is located near the town of Aggeneys in the Northern Cape and mines lead, zinc, copper and silver and supplies zinc concentrate to Exxaro's zinc metal refinery in Springs, Gauteng, on a long-term basis. The Gamsberg zinc project is potentially a large scale, low to medium grade, open-pit mine located adjacent to Black Mountain, with an estimated production capacity of 300ktpa of zinc.

The acquisitions are conditional on the fulfillment of a number of conditions including approval by Exxaro shareholders and subsequent conversion of old order mining rights.

A circular setting out the terms of the transaction and convening a general meeting of Exxaro shareholders is being prepared and will be posted to shareholders within 30 days of today's announcement.

The announcement is available on www.exxaro.com

ends

Editor's Note:
Exxaro is a diversified resources group with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities.
www.exxaro.com
Enquiries:

Trevor Arran
Executive General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
Date: 19/01/2007 16:01:01 Produced by the JSE SENS Department.

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Release Date: 2007/01/19 04:00:00 PM

EXX - Exxaro - Acquisition Announcement

EXX
EXX - Exxaro - Acquisition Announcement
Exxaro Resources Limited (Previously Kumba Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: EXX & ISIN: ZAE000084992)
("Exxaro" or "the company")
Acquisition of the Namakwa Sands business and a 26% interest in Black Mountain Mining (Proprietary) Limited
1. Introduction
Pursuant to the empowerment transaction recently implemented by Exxaro, the company, acting through its wholly-owned subsidiaries, Exxaro Base Metals (Proprietary) Limited ("Exxaro Base Metals") and Exxaro Sands (Proprietary) Limited ("KZN Sands"), acquired options to acquire the assets and business of Namakwa Sands ("Namakwa Sands") and a 26% interest in Black Mountain Mining (Proprietary) Limited ("Black Mountain Mining"), which will own the Black Mountain zinc and lead mine as well as the Gamsberg zinc project (collectively, "Black Mountain") from Anglo Operations Limited ("AOL"), a wholly-owned subsidiary of Anglo American plc.
Shareholders are advised that Exxaro, acting through Exxaro Base Metals and KZN Sands, has exercised the options referred to above and will, accordingly, subject to the fulfilment of the conditions precedent referred to below, acquire Namakwa Sands ("the Namakwa Sands acquisition") and a 26% interest in Black Mountain("the Black Mountain acquisition") (collectively, "the transaction").
2. Rationale for the transaction
The transaction will position Exxaro strategically as one of the world's largest suppliers of titanium dioxide feedstock and zircon and strengthen its position in the South African zinc market.
Exxaro already enjoys a prominent position in the mineral sands business, with operations in KwaZulu-Natal and a 50% ownership in the Tiwest Joint Venture, a fully integrated mineral sands and pigment producer in Western Australia.
Exxaro currently owns the only zinc metal refinery in South Africa and also holds a controlling interest in the Rosh Pinah zinc mine in Namibia.
3. Terms of the Black Mountain acquisition
3.1 Purchase consideration
Exxaro will acquire, through Exxaro Base Metals, with effect from the Black Mountain effective date, being the date on which the last of the conditions precedent referred to in paragraph 3.2 below is fulfilled, or to the extent possible, waived, a 26% interest in Black Mountain from AOL for a purchase consideration of R180 million payable in cash.
The purchase consideration will be adjusted for movements in the working capital balances at the Black Mountain effective date, as well as for any exploration expenditure incurred by AOL in respect of areas of proximity to the Gamsberg ore body, subject to Exxaro's proportional share of a maximum of R17 million. The maximum purchase price will, however, not exceed R450 million.
3.2 Conditions precedent
The Black Mountain acquisition is conditional upon the fulfilment of the following conditions precedent:

- conversion of the old order mining rights relating to Black Mountain into new order mining rights in terms of the Mineral and Petroleum Resources;
- Development Act of 2002 ("MPRDA");
- the consent of the Minister of Minerals and Energy in terms of the

MPRDA to the cession of the converted new order mining rights to Black Mountain Mining;

- cession and transfer of the new order mining rights and other assets relating to the Black Mountain business from AOL to Black Mountain Mining;
- approval by Exxaro shareholders in general meeting;
- AOL receiving written confirmation acceptable to it that Exxaro has sufficient funding available to satisfy its obligations in terms of the Black Mountain acquisition; and
- the approval of the competition authorities in South Korea.

3.3 Shareholders' arrangements

Exxaro Base Metals, AOL and Black Mountain Mining have entered into an agreement to regulate the relationship between Exxaro Base Metals and AOL, being the shareholders in Black Mountain Mining ("the shareholders") and the relationship between the shareholders and Black Mountain Mining.

4. Terms of the Namakwa Sands acquisition

4.1 Purchase consideration

Exxaro will acquire from AOL, through KZN Sands, Namakwa Sands, as a going concern, with effect from the Namakwa Sands effective date, being the date on which the last of the conditions precedent referred to in paragraph 4.2 below is fulfilled, or to the extent possible, waived, for a purchase consideration of R2 015 million payable in cash. The purchase consideration will be subject to the adjustments set out below, subject to the total purchase price not exceeding R3 350 million.

4.1.1 Capital expenditure on Project 1000

In November 2005, AOL announced the approval of a R320 million expansion of Namakwa Sands ("Project 1000"). Any capital expenditure incurred by AOL in respect of Project 1000 from 1 January 2006 until the Namakwa Sands effective date (being the date on which the last of the conditions precedent referred to below is fulfilled, or to the extent possible, waived), will be added to the cash consideration.

4.1.2 Tax recoupment

AOL is likely to be required to pay a tax recoupment to the South African Revenue Service for tax allowances previously claimed on capital assets in Namakwa Sands. KZN Sands, as the new owner of the Namakwa Sands assets, will receive the benefit of the tax allowances on the acquired capital value, which will reduce future tax payments. Therefore, the cash consideration will be increased by the net present value of the future benefit received by KZN Sands once the recoupment suffered by AOL has been determined.

The increased consideration (arising as a result of the tax recoupment incurred by AOL) will be vendor funded by AOL on terms no less favourable than the Exxaro long-term loan facilities.

4.1.3 Working capital

The consideration will be increased or decreased to take into account any movements in the working capital balances of Namakwa Sands at the Namakwa Sands effective date.

4.2 Conditions precedent

The Namakwa Sands acquisition is conditional upon the fulfilment of the following conditions precedent:

- conversion and registration of the old order prospecting and mining rights relating to Namakwa Sands into new order prospecting and mining rights
- in terms of the MPRDA;
- the consent of the Minister of Minerals and Energy in terms of the MPRDA to the cession of the converted new mining rights to KZN Sands;
- cession of the prospecting and mining rights relating to Namakwa Sands by AOL to KZN Sands;
- approval by Exxaro shareholders in general meeting;
- AOL receiving confirmation from Exxaro's funders that Exxaro has sufficient funding available to satisfy its obligations in terms of the Namakwa Sands acquisition; and
- the approvals of the competition authorities in Spain.

5. Information on Black Mountain

5.1 Overview of operations

The Black Mountain base metal mine, which is located adjacent to the town of Aggeneys in the Northern Cape Province of South Africa, exploits lead, zinc, copper and silver from the mining of ore from various deposits.

The mine produces three concentrates with the zinc concentrate delivered to Exxaro's zinc refinery located in Springs, Gauteng Province, South Africa. Lead and copper concentrates, from which silver is also extracted, are

exported to various smelters world-wide through the port of Saldanha Bay.

5.2 Information on the Gamsberg zinc project

The Gamsberg zinc project has an estimated production capacity of up to 300ktpa. A small quantity of production from Gamsberg is currently being mined by underground methods and this is being processed at the established Black Mountain process plant. The presence of manganese precludes the possibility of the export of concentrate product. This has necessitated the development of a refinery at the site.

The Gamsberg zinc project provides for a possible life-of-mine of approximately 30 years, which at 300ktpa of zinc, would be the largest single mine and concentrator in the world.

5.3 Production data

The following table sets out the salient production data for Black Mountain:

	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006
Ore mined (kt)	1 518	1 413	759
Ore processed (kt)	1 500	1 350	715
Ore grade processed (%)			
Zinc	2,7	3,3	3,2
Lead	3	3,7	3,9
Copper	0,5	0,4	0,4
Production (kt)			
Zinc in concentrate	28	32	15
Lead in concentrate	38	42	21
Copper in concentrate	5	3	2

5.4 Financial information

The following table sets out the salient financial information relating to Black Mountain:

US$ million	Year ended 31 December 2004	Year ended 31 December 2005	Six months ended 30 June 2006
Turnover	49	80	64
EBITDA	2	12	13

6. Information on Namakwa Sands

6.1 Overview of operations

The mining operations of Namakwa Sands are located at Brand-se-Baai, approximately 60km west of Koekenaap on the west coast of South Africa. Its major assets are:

- a mineral sands mine at Brand-se-Baai in the Western Cape Province, consisting of a mineral sands mine, primary concentrator plants and a secondary concentrator plant;
- a mineral separation plant, located 7 kilometers west of Koekenaap which is used to separate ilmenite, rutile and zircon products; and
- the smelter located near Saldanha Bay at which ilmenite is smelted to produce titanium dioxide slag and pig iron.

6.2 Production data

The following table sets out salient production data for Namakwa Sands for the year ended 31 December 2005 and for the interim period ended 30 June 2006:

kt	Year ended 31 December 2005	Six months ended 30 June 2006
Ore mined	18 100	8 700
Production		
Ilmenite	316	165
Rutile	29	14
Zircon	129	64
Smelter production		
Slag	164	81
Iron	105	53

6.3 Financial information

The following table sets out the salient financial information for Namakwa Sands:

	Year ended 31 December	Year ended 31 December	Six months ended 30 June

US$ million	2004	2005	2006
Revenue	146	175	89
EBITDA	37	48	26

7. Related party
AOL is a wholly-owned, indirect subsidiary of Anglo American plc, which is a material shareholder of Exxaro. Accordingly AOL, the vendor of Namakwa Sands and Black Mountain, is a related party in terms of the JSE Limited ("JSE") Listings Requirements and the transaction will be treated as a related party transaction.
Anglo American plc and its associates will be taken into account in determining the quorum at the general meeting, but their votes will not be taken into account in determining the results of the voting at the general meeting.
8. Financial effects
The Black Mountain acquisition and Namakwa Sands acquisition will have an effect of less than 3% on Exxaro's pro forma earnings per share and headline earnings per share for the six months ended 30 June 2006 and on Exxaro's pro forma net asset value per share and net tangible asset value per share as at 30 June 2006, as published in the circular to shareholders dated 9 October 2006, relating to the empowerment transaction recently implemented by the company.
9. Further documentation
A circular setting out the terms of the transaction and convening a general meeting of Exxaro shareholders is in the process of being prepared and will be posted to shareholders within 30 days of the date of this announcement.
Pretoria
19 January 2007
MERCHANT BANK AND JOINT SPONSOR
Rand Merchant Bank
(A division of FirstRand Bank Limited)
LEAD SPONSOR
J.P. Morgan Equities Limited
ATTORNEYS
Deneys Reitz Attorneys
CORPORATE LAW ADVISERS
CLS
FINANCIAL ADVISER TO ANGLO AMERICAN PLC
Deutsche Securities
Member of the Deutsche Bank Group
ATTORNEY TO ANGLO AMERICAN PLC
Webber Wentzel Bowens
Date: 19/01/2007 16:00:01 Produced by the JSE SENS Department.

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